UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CITADEL BROADCASTING CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

17285T106

(CUSIP Number)

Alan N. Braverman

Senior Executive Vice President, General Counsel and Secretary

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Morton A. Pierce, Esq.

M. Adel Aslani-Far, Esq.

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

February 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. The Walt Disney Company (“Disney”) I.R.S. Identification Nos. of above persons (entities only). 95-4545390
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 76,277,703[1]
9. Sole Dispositive Power None
10. Shared Dispositive Power 76,277,703[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,277,703[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.6%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]	Pursuant to the Support Agreement described below, Disney may be deemed to have beneficial ownership of Citadel Common Stock (as defined in Item 1). Based on 112,803,126 shares of Citadel Common Stock outstanding as of February 6, 2006 as set forth in the Merger Agreement (as defined in Item 4), Disney may be deemed to have beneficial ownership of 76,277,703 shares of Citadel Common Stock if the record date were February 6, 2006. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

CUSIP No.

1.	Names of Reporting Persons. ABC Chicago FM Radio, Inc. (“ABC Chicago”) I.R.S. Identification Nos. of above persons (entities only). 13-3331750
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 76,227,703[2]
9. Sole Dispositive Power None
10. Shared Dispositive Power 76,227,703[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,277,703[2]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.6%[2]
14.	Type of Reporting Person (See Instructions) CO

[2]	Pursuant to the Support Agreement described below, ABC Chicago may be deemed to have beneficial ownership of Citadel Common Stock (as defined in Item 1). Based on 112,803,126 shares of Citadel Common Stock outstanding as of February 6, 2006 as set forth in the Merger Agreement (as defined in Item 4), ABC Chicago may be deemed to have beneficial ownership of 76,277,703 shares of Citadel Common Stock if the record date were February 6, 2006. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ABC Chicago that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock (“Common Stock”), par value $0.01, of Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”). Citadel’s principal executive offices are located at City Center West, 7201 W. Lake Mead Blvd., Suite 400, Las Vegas, NV 89128.

Item 2.	Identity and Background.

(a)--(c) This Statement is being filed jointly by The Walt Disney Company, a Delaware corporation (“Disney”), and ABC Chicago FM Radio, Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Disney (“ABC Chicago”) (each a “Reporting Person” and together, the “Reporting Persons”). The address of the principal place of business and principal office of both Disney and ABC Chicago is 500 South Buena Vista Street, Burbank, California 91521. Disney, together with its subsidiaries, is a diversified worldwide entertainment company with operations in four business segments: Media Networks, Parks and Resorts, Studio Entertainment and Consumer Products. The name, business address and present principal occupation or employment of each executive officer and director of Disney, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference. The name, business address and present principal occupation or employment of each executive officer and director of ABC Chicago is set forth on Schedule B hereto and incorporated herein by reference.

(d) During the last five years, neither Disney nor ABC Chicago, nor, to Disney’s or ABC Chicago’s respective knowledge, any person named on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Disney nor ABC Chicago, nor, to Disney’s or ABC Chicago’s respective knowledge, any person named on Schedule A or Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that in December 2004, Disney, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), consented to the SEC’s entering of an Order Instituting Cease and Desist Proceedings, Making Findings and Imposing a Cease and Desist Order Pursuant to Section 21 of the Exchange Act. The SEC found that Disney had violated Sections 13(a) and 14(a) of the Exchange Act by failing to disclose the following relationships between Disney and certain directors: the employment of adult children of three directors by Disney and the wife of another director by a 50% owned joint venture (whose employment preceded the director’s tenure); the provisions of an office, secretary and driver to a former director following his retirement as Chief Executive Officer of Capital Cities/ABC, Inc.; and the payments made to Air Shamrock, Inc., a company controlled by a former director, in reimbursement for his business use of a private corporate jet. The order requires Disney not to commit or cause any violations of Sections 13(a) and 14(a) of the Exchange Act.

(f) The citizenship of each executive officer and director of Disney is set forth on Schedule A. The citizenship of each executive officer and director of ABC Chicago is set forth on Schedule B.

Item 3.	Source and Amount of Funds of Other Consideration.

As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by Disney or ABC Chicago, and thus no funds were used for such purpose. As an inducement for Disney and ABC Chicago to enter into the Merger Agreement described in Item 4 and in consideration thereof, four Forstmann Little & Co. equity partnerships (Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (together, the “Principal Stockholders”)) entered into a Support Agreement, dated as of February 6, 2006 (the “Support Agreement”) with Disney, Citadel and ABC Chicago with respect to the 76,277,703 shares of Citadel Common Stock owned by the Principal Stockholders (the “Covered Shares”). Neither Disney nor ABC Chicago paid additional consideration to the Principal Stockholders in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

As an inducement for Disney and ABC Chicago to enter into the Merger Agreement (as defined below), the Principal Stockholders entered into the Support Agreement. The purpose of the Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement (as defined below).

On February 6, 2006, Disney announced that it had entered into (i) a Separation Agreement (the “Separation Agreement”) with ABC Chicago, (ii) an Agreement and Plan of Merger (the “Merger Agreement”) with ABC Chicago, Citadel and Alphabet Acquisition Corp., a wholly-owned subsidiary of Citadel (“Merger Sub”), and (iii) the Support Agreement. These agreements provide for the separation from Disney and reorganization under ABC Chicago of certain business assets and related operations of the ABC Radio business other than the ESPN Radio and Radio Disney networks and stations (the “Spinco Business”) and the merger of Merger Sub with and into ABC Chicago, with ABC Chicago as the surviving corporation and a wholly owned subsidiary of Citadel.

Separation Agreement

Pursuant to the Separation Agreement, Disney will engage in a series of restructuring transactions (the “Restructuring”) to effect the transfer to ABC Chicago’s subsidiaries of all the assets and liabilities of the Spinco Business and the transfer to Disney’s subsidiaries of all assets and liabilities not belonging to the Spinco Business. Following the Restructuring and pursuant to the terms and conditions set forth in the Separation Agreement, Disney will distribute to holders of Disney common stock (other than shares held in the treasury of Disney), all of the outstanding shares of ABC Chicago common stock owned by Disney, either, in Disney’s sole discretion, through a pro-rata distribution of ABC Chicago common stock in a spin-off, an exchange of ABC Chicago common stock for Disney common stock in a split-off, or a combination thereof (the “Distribution” and, together with the Restructuring, the “Separation”).

Under the terms of the Separation Agreement, ABC Chicago will incur debt financing (the “Financing”) in an amount expected to be between $1.4 billion and $1.65 billion depending upon the market price of Citadel’s Common Stock over a measurement period ending prior to closing. Disney or one of its subsidiaries will retain the proceeds of the Financing, and the corresponding debt obligation will remain with ABC Chicago.

Merger Agreement

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, immediately after the consummation of the Financing and the Separation, Merger Sub will merge (the “Merger”) with and into ABC Chicago, with ABC Chicago continuing as the surviving corporation and a wholly owned subsidiary of Citadel. At the closing of the Merger, each share of ABC Chicago common stock will be automatically converted into the right to receive one fully paid and nonassessable share of Common Stock of Citadel which, subject to certain adjustments, will result in Disney’s stockholders holding approximately 52% of the Common Stock of Citadel immediately after the Merger and the stockholders of Citadel holding the remaining approximately 48%.

Prior to the closing of the Merger and pursuant to the Merger Agreement, Citadel will declare a special dividend payable immediately prior to the closing of the Merger to holders of Common Stock of Citadel of record at a date to be set prior to the closing of the Merger. The amount of the dividend will be determined based on the market price of Citadel’s Common Stock over a measurement period ending prior to closing.

Support Agreement

In connection with the execution of the Separation Agreement and the Merger Agreement, Disney and ABC Chicago entered into a Support Agreement with Citadel and the Principal Stockholders, pursuant to which the Principal Stockholders agreed, among other things, (a) at any meeting of Citadel stockholders, to vote against (i) any Company Acquisition Proposal (as defined in the Merger Agreement), reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of Citadel or any of its subsidiaries and (ii) any amendment of the certificate of incorporation or bylaws of Citadel or any other proposal or transaction which would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a material breach or any representation, warranty or covenant or other obligation or agreement of Citadel with respect to the Merger, the Merger Agreement or any of the transactions contemplated by the Support Agreement and (b) not to (i) directly or indirectly transfer, sell, assign, exchange, pledge or otherwise dispose of or encumber the Covered Shares, or make any agreement to do so prior to the termination of the Support Agreement, (ii) grant any proxies or powers of attorney with respect to the Covered Shares or (iii) deposit the Covered Shares into a voting agreement. Citadel agreed to instruct its transfer agent not to register the transfer of any certificate representing any Covered Shares in violation of the Support Agreement.

The Support Agreement shall terminate upon the earlier of (a) the Effective Time (as defined in the Merger Agreement) and (b) the termination of the Merger Agreement in accordance with its terms.

The Merger and the issuance of Citadel Common Stock in the Merger have been approved by written consent by the Principal Stockholders, representing holders of record of a majority of Citadel’s Common Stock.

Item 5.	Interest in Securities of the Issuer

(a) Pursuant to the Support Agreement, Disney and/or ABC Chicago may be deemed to have beneficial ownership of Citadel Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Support Agreement. Based on 112,803,126 shares of Citadel Common Stock outstanding as of February 6, 2006, as set forth in the Merger Agreement, Disney and/or ABC Chicago may be deemed to have beneficial ownership of 76,277,703 shares, or 67.6%, of the shares of Citadel Common Stock outstanding if the record date were February 6, 2006. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission by Disney or ABC Chicago that either Disney or ABC Chicago is the beneficial owner of any of the shares of Citadel Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To Disney’s and ABC Chicago’s respective knowledge, no shares of Citadel Common Stock are beneficially owned by any of the persons listed on Schedule A or Schedule B.

(b) Pursuant to the Support Agreement, Disney and/or ABC Chicago may be deemed to have shared power to vote 76,277,703 shares of Citadel Common Stock held by the Principal Stockholders.

(c) Except for the Merger Agreement and the Support Agreement, and the transactions contemplated by those agreements, neither Disney nor ABC Chicago, nor, to Disney’s or ABC Chicago’s respective knowledge, any person named on Schedule A or Schedule B has effected any transaction in Citadel Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Support Agreement, and the transactions contemplated by those agreements, neither Disney nor ABC Chicago, nor, to Disney’s or ABC Chicago’s respective knowledge, any person named on Schedule A or Schedule B has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the covered shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Item 6 and in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of Citadel, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1	Support Agreement, dated as of February 6, 2006, by and among Disney, ABC Chicago, Citadel, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Disney on February 10, 2006).

2	Agreement and Plan of Merger, dated as of February 6, 2006, by and among Disney, ABC Chicago, Citadel and Merger Sub (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Disney on February 10, 2006).

3	Separation Agreement, dated as of February 6, 2006, by and between Disney and ABC Chicago (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Disney on February 10, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WALT DISNEY COMPANY

By:	/S/ ALAN N. BRAVERMAN
Alan N. Braverman
Senior Executive Vice President, General Counsel and Secretary

ABC CHICAGO FM RADIO, INC.

By:	/S/ ALAN N. BRAVERMAN
Alan N. Braverman
President

Dated: February 15, 2006

SCHEDULE A

The following is a list of the directors and executive officers of Disney, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Disney’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o The Walt Disney Company, 500 Buena Vista St., Burbank, CA 91521.

Name	Present Principal Occupation and Business Address of such Organization

Alan N. Braverman	Senior Executive Vice President, General Counsel and Secretary of Disney

John E. Bryson	Chairman of the Board, President and Chief Executive Officer of Edison International, the parent company of Southern California Edison, an electric utility. Edison International’s address is 2244 Walnut Grove Avenue, Rosemead, California 91770.

John S. Chen	Chairman, Chief Executive Officer and President of Sybase, Inc., a software developer. Sybase’s address is One Sybase Drive, Dublin, California 94568.

Judith L. Estrin	President and Chief Executive Officer of Packet Design, LLC, a network technology company. Packet Design’s address is 3400 Hillview Avenue, Building 3, Palo Alto, California 94304.

Robert A. Iger	President and Chief Executive Officer of Disney.

Fred H. Langhammer	Chairman, Global Affairs, of the Estée Lauder Companies, Inc., a manufacturer and marketer of cosmetic products. Estée Lauder’s address is 767 Fifth Avenue, New York, New York 10153.

Aylwin B. Lewis	President and Chief Executive Officer of Sears Holdings Corporation, a nationwide retailer. Sears’ address is 3333 Beverly Road, Hoffman Estates, Illinois 60179.

Monica C. Lozano	Publisher and Chief Executive Officer of La Opinión, the largest Spanish-language newspaper in the United States, and Senior Vice President of its parent company, ImpreMedia, LLC. La Opinión’s address is 411 West Fifth Street, Los Angeles, California 90013.

Robert W. Matschullat	Private Equity Investor.

Name	Present Principal Occupation and Business Address of such Organization

Kevin A. Mayer	Executive Vice President, Corporate Strategy, Business Development and Technology, of Disney.

Christine M. McCarthy	Executive Vice President, Corporate Finance and Real Estate, and Treasurer of Disney.

George J. Mitchell	Chairman of the Board of Disney, and Chairman of the law firm of DLA Piper Rudnick Gray Cary LLP.

Leo J. O’Donovan, S.J.	President Emeritus of Georgetown University.

John E. Pepper, Jr.	Chief Executive Officer of the National Underground Railroad Freedom Center. National Underground Railroad Freedom Center’s address is 50 East Freedom Way, Cincinnati, Ohio 45202.

Orin C. Smith	Retired President and Chief Executive Officer of Starbucks Corporation. Starbucks’ address is 2401 Utah Avenue South, Seattle, Washington 98134.

Thomas O. Staggs	Senior Executive Vice President and Chief Financial Officer of Disney.

Gary L. Wilson	Chairman of the Board of Directors of Northwest Airlines Corporation. Northwest Airlines’ address is 2700 Lone Oak Parkway, Eagen, Minnesota 55121.

SCHEDULE B

The following is a list of the directors and executive officers of ABC Chicago, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Disney’s knowledge, all directors and officers listed below are citizens of the United States. The business address of each person is c/o The Walt Disney Company, 500 Buena Vista St., Burbank, CA 91521.

Name	Present Principal Occupation

Alan N. Braverman	Senior Executive Vice President, General Counsel and Secretary of Disney

David K. Thompson	Senior Vice President and Deputy General Counsel - Corporate of Disney